UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )*

Cazoo Group Ltd.
(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share
(Title of Class of Securities)

G2007L105
(CUSIP Number)

Andrew Genser
General Counsel
55 Railroad Avenue
Greenwich, Connecticut 06830
203-863-7050
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 7, 2022
(Date of Event which Requires Filing of this Statement)

If the filing persons has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D
CUSIP No.: G2007L105	Page 2 of 12 Pages
1	NAMES OF REPORTING PERSONS
VIKING GLOBAL INVESTORS LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
60,000,000 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
60,000,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
60,000,000 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.3% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

1.          See Item 5.

2.          The percentages set forth herein are calculated based on (i) 760,872,476 Ordinary Shares outstanding as of June 6, 2022, as reported in the Issuer’s current report on Form 6-K filed with the U.S. Securities and Exchange Commission (the “Commission”) on July 1, 2022, and (ii) 60,000,000 shares of Ordinary Shares that the Reporting Persons currently have the right to acquire within 60 days upon conversion of the Notes.

Schedule 13D
CUSIP No.: G2007L105	Page 3 of 12 Pages
1	NAMES OF REPORTING PERSONS
Viking Global Performance LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
60,000,000 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
60,000,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
60,000,000 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.3% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1.          See Item 5.

2.          The percentages set forth herein are calculated based on (i) 760,872,476 Ordinary Shares outstanding as of June 6, 2022, as reported in the Issuer’s current report on Form 6-K filed with the Commission on July 1, 2022, and (ii) 60,000,000 shares of Ordinary Shares that the Reporting Persons currently have the right to acquire within 60 days upon conversion of the Notes.

Schedule 13D
CUSIP No.: G2007L105	Page 4 of 12 Pages
1	NAMES OF REPORTING PERSONS
Viking Global Equities Master Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
58,800,000 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
58,800,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
58,800,000 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.2% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

1.          See Item 5.

2.          The percentages set forth herein are calculated based on (i) 760,872,476 Ordinary Shares outstanding as of June 6, 2022, as reported in the Issuer’s current report on Form 6-K filed with the Commission on July 1, 2022, and (ii) 60,000,000 shares of Ordinary Shares that the Reporting Persons currently have the right to acquire within 60 days upon conversion of the Notes

Schedule 13D
CUSIP No.: G2007L105	Page 5 of 12 Pages
1	NAMES OF REPORTING PERSONS
Viking Global Equities II LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,200,000 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,200,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,200,000 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.1% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

1.          See Item 5.

2.          The percentages set forth herein are calculated based on (i) 760,872,476 Ordinary Shares outstanding as of June 6, 2022, as reported in the Issuer’s current report on Form 6-K filed with the Commission on July 1, 2022, and (ii) 60,000,000 shares of Ordinary Shares that the Reporting Persons currently have the right to acquire within 60 days upon conversion of the Notes.

Schedule 13D
CUSIP No.: G2007L105	Page 6 of 12 Pages
1	NAMES OF REPORTING PERSONS
O. ANDREAS HALVORSEN

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Norway

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
60,000,000 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
60,000,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
60,000,000 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.3% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1.          See Item 5.

2.          The percentages set forth herein are calculated based on (i) 760,872,476 Ordinary Shares outstanding as of June 6, 2022, as reported in the Issuer’s current report on Form 6-K filed with the Commission on July 1, 2022, and (ii) 60,000,000 shares of Ordinary Shares that the Reporting Persons currently have the right to acquire within 60 days upon conversion of the Notes.

Schedule 13D
CUSIP No.: G2007L105	Page 7 of 12 Pages
1	NAMES OF REPORTING PERSONS
DAVID C. OTT

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
60,000,000 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
60,000,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
60,000,000 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.3% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1.          See Item 5.

2.          The percentages set forth herein are calculated based on (i) 760,872,476 Ordinary Shares outstanding as of June 6, 2022, as reported in the Issuer’s current report on Form 6-K filed with the Commission on July 1, 2022, and (ii) 60,000,000 shares of Ordinary Shares that the Reporting Persons currently have the right to acquire within 60 days upon conversion of the Notes.

Schedule 13D
CUSIP No.: G2007L105	Page 8 of 12 Pages
1	NAMES OF REPORTING PERSONS
ROSE S. SHABET

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
60,000,000 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
60,000,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
60,000,000 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.3% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1.          See Item 5.

2.          The percentages set forth herein are calculated based on (i) 760,872,476 Ordinary Shares outstanding as of June 6, 2022, as reported in the Issuer’s current report on Form 6-K filed with the Commission on July 1, 2022, and (ii) 60,000,000 shares of Ordinary Shares that the Reporting Persons currently have the right to acquire within 60 days upon conversion of the Notes.

Schedule 13D
CUSIP No.: G2007L105	Page 9 of 12 Pages
Item 1.	Security and Issuer

This Schedule 13D relates to the Class A Ordinary Shares, par value $0.0001 per share (the “Ordinary Shares”), of Cazoo Group Ltd., a Cayman Islands exempted company (the “Issuer”). The Issuer’s principal executive offices are located at 41 Chalton Street, London NW1 1JD, United Kingdom.

Item 2.	Identity and Background

(a-c, f) This Schedule 13D is filed jointly by each of the following persons (collectively, the “Reporting Persons”):

i.	Viking Global Investors LP (“VGI”), a Delaware limited partnership;
ii.	Viking Global Performance LLC (“VGP”), a Delaware limited liability company;
iii.	Viking Global Equities Master Ltd. (“VGEM”), a Cayman Islands exempted company;
iv.	Viking Global Equities II LP (“VGEII” and together with VGEM, the “Funds”), a Delaware limited partnership;
v.	O. Andreas Halvorsen (“Mr. Halvorsen”), a citizen of Norway;
vi.	David C. Ott (“Mr. Ott”), a citizen of the United States of America; and
vii.	Rose S. Shabet (“Ms. Shabet”), a citizen of the United States of America.

The principal business address of each Reporting Person is 55 Railroad Avenue, Greenwich, Connecticut 06830.

This Schedule 13D relates to Ordinary Shares that the Reporting Persons have the right to acquire within 60 days upon conversion of the 2.00% Convertible Senior Notes due 2027 (the “Notes”) held directly by the Funds, each of which is an investment fund whose principal business is to engage in making investments in securities of public and private companies. The principal business of VGI is to provide managerial services to related entities engaged in making or recommending investments in securities of public and private companies. The principal business of VGP is to serve as the general partner or investment manager of related entities engaged in making or recommending investments in securities of public and private companies. The present principal occupation of Mr. Halvorsen is Chief Executive Officer of VGI. The present principal occupation of Mr. Ott is Advisory Director of VGI. The present principal occupation of Ms. Shabet is Chief Operating Officer of VGI.

The agreement among each of the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k) of the Exchange Act is attached hereto as Exhibit 1.

(d), (e) During the last five years, none of the Reporting Persons have (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On February 9, 2022, the Funds entered into a Purchase Agreement with the Issuer and the other parties thereto (the “Purchase Agreement”), pursuant to which VGEM agreed to purchase $294,000,000 in principal amount of the Notes and VGEII agreed to purchase $6,000,000 in principal amount of the Notes. On February 16, 2022 (the “Closing Date”), the Issuer issued $630.0 million in aggregate principal amount of the Notes (including the Notes purchased by the Funds on February 9, 2022) pursuant to an Indenture, dated February 16, 2022 (the “Indenture”), between the Issuer and U.S. Bank Trust Company, National Association, as trustee. VGEM and VGEII paid $294,000,000 and $6,000,000, respectively. The funds used by each of VGEM and VGEII to purchase the Notes were derived from the capital of each of VGEM and VGEII, respectively.

The Notes bear regular interest at a rate of 2.00% per year. The Notes will mature on February 16, 2027, unless earlier redeemed, repurchased or converted in accordance with the terms of the Notes. The Notes are convertible at the option of the holders at any time after November 6, 2022, and prior to the close of business on the second scheduled trading day immediately preceding February 16, 2027, into Ordinary Shares based on an initial conversion rate of 200.0000 Ordinary Shares (subject to adjustment) per $1,000 principal amount of Notes (which equates to an initial conversion price of $5.00 per Ordinary Share).  As such, the Notes held by the Funds were, as of the Closing Date, convertible into an aggregate of 60,000,000 Ordinary Shares, subject to adjustment and the other terms and conditions of the Notes as set forth in the Indenture.  In addition, the Issuer may force the conversion of the Notes following the third anniversary of the Closing Date (or February 16, 2025) if the trading price of the Ordinary Shares has been at least 150% of the conversion price for at least 20 trading days in any consecutive 30 trading day period (the “Trading Condition”).  Holders of the Notes, including the Funds, also have the right to require the Issuer to repurchase all or some of its Notes for cash at 100% of its principal amount, plus all accrued and unpaid interest to, and including, the date of repurchase, upon the occurrence of certain corporate events, subject to certain conditions.

Schedule 13D
CUSIP No.: G2007L105	Page 10 of 12 Pages
If the Notes have not been converted, repurchased or redeemed at or prior to maturity of the Notes, Holders of the Notes, including the Funds, will be entitled to payment of a premium at maturity of the Notes, equal to 50% of the principal amount of the Notes. The premium is payable in cash, Ordinary Shares, or a combination of cash and Ordinary Shares at the option of the Issuer. The premium will not be payable if the trailing 10 trading day volume weighted average price of the Ordinary Shares equals or exceeds $6.75 for any trading day beginning on (and excluding) the 10th trading day following the second anniversary of the Closing Date and ending on (and including) the 20th trading day following the second anniversary of the Closing Date (the “Premium Fall-Away Trigger”).

The Issuer may not redeem the Notes prior to the third anniversary of the Closing Date, unless certain changes in tax law or other related events occur. The Issuer may redeem all or a portion of the Notes, at its option, beginning three years after the Closing Date, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest to, and excluding, the redemption date, provided that (1) the Trading Condition (as defined above) is met or (2) the aggregate principal amount of the Notes outstanding and held by persons other than the Issuer or its affiliates is less than 15% of the initial aggregate principal amount of the Notes.

In connection with the Purchase Agreement and the issuance of the Notes, on the Closing Date, the Issuer entered into a Registration Rights Agreement with the Funds and the other parties thereto (the “Registration Rights Agreement”), pursuant to which, among other things, the parties, including the Funds, were granted customary registration rights with respect to the Ordinary Shares underlying the Notes.

In connection with the Purchase Agreement and the issuance of the Notes, on the Closing Date, the Issuer and the Funds entered into a Board Observer and Confidentiality Agreement (the “Board Observer Agreement”) and Side Letter. The Board Observer Agreement provides that, for so long as the Funds or their affiliates own at least (i) $225,000,000 of the principal amount of Notes issued to the Funds on the Closing Date, or (ii) 75% of the Ordinary Shares issuable upon conversion of the Notes issued to the Funds on the Closing Date, the Funds and their affiliates may appoint an individual to act as a non-voting observer to Issuer’s board of directors (the “Board”) to attend all meetings of the Board (and any committee thereof). The Funds have appointed an individual to act in such capacity. The Funds also undertook certain customary confidentiality obligations under the Board Observer Agreement. The Side Letter provides that for so long as the Funds or their affiliated funds own at least $100,000,000 aggregate principal amount of Notes, subject to certain exceptions, the Funds and their affiliated funds and their respective officers, directors and employees acting on their behalf may not, and may not direct any other person or entity to, directly or indirectly, enter into any short sales with respect to the Ordinary Shares for the periods (i) between the 23-month anniversary of the Closing Date through and including the 25-month anniversary of the Closing Date and (ii) to the extent the Premium Fall-Away Trigger shall not have been satisfied, between the date that is the fifth business day prior to two months before the date on which the Notes mature through and including the fifth business day prior to the date on which the Notes mature.

The foregoing descriptions of the Purchase Agreement, Registration Rights Agreement, Board Observer Agreement and Side Letter do not purport to be complete and are qualified in their entirety by reference to the full text thereof, which are filed as Exhibit 2, Exhibit 3, Exhibit 4 and Exhibit 5, respectively, to this Schedule 13D, and are incorporated by reference herein.

Item 4.	Purpose of Transaction

The response to Item 3 of this Schedule 13D is incorporated by reference herein.

The Reporting Persons acquired the Notes (and the Ordinary Shares into which such Notes may be converted) for investment purposes, and such purchases were made in the Reporting Persons’ ordinary course of business. The Reporting Persons have had discussions and may have further discussions with officers and directors of the Issuer in connection with the Reporting Persons’ investment in the Issuer. The topics of these conversations have covered or may cover a range of issues, including those relating to the business of the Issuer; management; board composition and other governance matters; investor communications; operations; capital allocation; capital structure; issuances of securities; dividend policy; debt obligations; contractual obligations; financial condition, results of operations and cash flows; mergers and acquisitions strategy; strategic transactions; asset sales; overall business strategy; executive compensation; and environmental, social and governance matters related to the Issuer’s business and stakeholders. As permitted under relevant confidentiality arrangements, the Reporting Persons have had or may have similar conversations with other securityholders of the Issuer or other interested parties, such as industry analysts, existing or potential strategic partners or competitors, investment professionals and other investors and may exchange information with any such persons or the Issuer and may negotiate and enter appropriate confidentiality or similar agreements (which may contain, among other things, standstill provisions). The Reporting Persons may at any time reconsider and change their intentions relating to the foregoing. The Reporting Persons may also propose or take one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D and may discuss such proposals or actions, or other proposals or actions, with the Issuer’s management and the board of directors of the Issuer, other securityholders of the Issuer, and other interested parties, such as those set out above. The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the Issuer’s board of directors, price levels of the Notes or Ordinary Shares, liquidity requirements and other investment opportunities available to the Reporting Persons, conditions in the securities market, general economic and industry conditions, contractual provisions to which the Reporting Persons may then be subject, the Reporting Persons may in the future take actions with respect to their investment position in the Issuer as they deem appropriate, including, without limitation, purchasing additional Notes, Ordinary Shares, other securities of the Issuer or other instruments that are based upon or relate to the value of any of the foregoing; selling, exchanging, converting, pledging or financing some or all of the securities reported herein, other securities of the Issuer or other instruments that are based upon or relate to the value of any of the foregoing; engaging in hedging or similar transactions with respect to Notes, Ordinary Shares, other securities of the Issuer or other instruments that are based upon or relate to the value of any of the foregoing; and taking any other action to maximize the value of the Reporting Persons’ investment position in the Issuer.

Schedule 13D
CUSIP No.: G2007L105	Page 11 of 12 Pages
Item 5.	Interest in Securities of the Issuer

(a) As of the date hereof, each of the Reporting Persons may be deemed the beneficial owner of 60,000,000 Ordinary Shares, which represents approximately 7.3% of the outstanding Common Stock. This amount consists of (i) 58,800,000 Ordinary Shares that VGEM has the right to acquire upon conversion of $294,000,000 in principal amount of the Notes and (ii) 1,200,000 Ordinary Shares that VGEII has the right to acquire upon conversion of $6,000,000 in principal amount of the Notes.  Each of VGI, VGP, Mr. Halvorsen, Mr. Ott, and Ms. Shabet does not directly own any Ordinary Shares nor any Notes.

The foregoing beneficial ownership percentage is based on (i) 760,872,476 Ordinary Shares outstanding as of June 6, 2022, as reported in the Issuer’s current report on Form 6-K filed with the Commission on July 1, 2022, and (ii) 60,000,000 shares of Ordinary Shares that the Reporting Persons have the right to acquire upon conversion of the Notes.

(b) The Reporting Persons have shared voting power and shared dispositive power with regard to the 60,000,000 Ordinary Shares that VGEM and VGEII, in the aggregate, have the right to acquire upon conversion of the Notes.

(c) The response to Item 3 of this Schedule 13D is incorporated by reference herein. Other than as set forth herein, no transactions in the Issuer’s securities have been effected by the Reporting Persons during the past 60 days.

(d) No person(s) other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of the Issuer beneficially owned by the Reporting Persons.

(e) This Item 5(e) is not applicable.

Item 6.	Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer

The responses to Items 2, 3 and 4 of this Schedule 13D are incorporated by reference herein.

Except as otherwise set forth in this Schedule 13D, there are no contracts, arrangements, understandings or relationships between the Reporting Persons named in Item 2 and any other person with respect to any securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1 – Joint Filing Agreement

Exhibit 2 – Purchase Agreement, dated as of February 9, 2022 (incorporated herein by reference to the Purchase Agreement attached as Exhibit 99.1 of the Issuer’s current report on Form 6-K filed with the Commission on February 16, 2022)

Exhibit 3 – Registration Rights Agreement, dated as of February 16, 2022 (incorporated herein by reference to the Registration Rights Agreement attached as Exhibit 99.4 of the Issuer’s current report on Form 6-K filed with the Commission on February 16, 2022)

Exhibit 4 – Board Observer Agreement, dated as of February 16, 2022

Exhibit 5 – Side Letter, dated as of February 9, 2022

Schedule 13D
CUSIP No.: G2007L105	Page 12 of 12 Pages
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ Scott M. Hendler
Name:	Scott M. Hendler on behalf of O. Andreas Halvorsen (1)

By:	/s/ Scott M. Hendler
Name:	Scott M. Hendler on behalf of David C. Ott (2)

By:	/s/ Scott M. Hendler
Name:	Scott M. Hendler on behalf of Rose S. Shabet (3)

(1) Scott M. Hendler is signing on behalf of O. Andreas Halvorsen, individually and as an Executive Committee Member of VIKING GLOBAL PARTNERS LLC, on behalf of VIKING GLOBAL INVESTORS LP, and as an Executive Committee Member of VIKING GLOBAL PERFORMANCE LLC, and on behalf of itself and VIKING GLOBAL EQUITIES II LP and VIKING GLOBAL EQUITIES MASTER LTD., pursuant to an authorization and designation letter dated February 9, 2021, which was previously filed with the Commission as an exhibit to a Form 13G filed by Mr. Halvorsen on February 12, 2021 (SEC File No. 005-49737).

(2) Scott M. Hendler is signing on behalf of David C. Ott, individually and as an Executive Committee Member of VIKING GLOBAL PARTNERS LLC, on behalf of VIKING GLOBAL INVESTORS LP, and as an Executive Committee Member of VIKING GLOBAL PERFORMANCE LLC, and on behalf of itself and VIKING GLOBAL EQUITIES II LP and VIKING GLOBAL EQUITIES MASTER LTD., pursuant to an authorization and designation letter dated February 9, 2021, which was previously filed with the Commission as an exhibit to a Form 13G filed by Mr. Ott on February 12, 2021 (SEC File No. 005-49737).

(3) Scott M. Hendler is signing on behalf of Rose S. Shabet, individually and as an Executive Committee Member of VIKING GLOBAL PARTNERS LLC, on behalf of VIKING GLOBAL INVESTORS LP, and as an Executive Committee Member of VIKING GLOBAL PERFORMANCE LLC, and on behalf of itself and VIKING GLOBAL EQUITIES II LP and VIKING GLOBAL EQUITIES MASTER LTD., pursuant to an authorization and designation letter dated February 9, 2021, which was previously filed with the Commission as an exhibit to a Form 13G filed by Ms. Shabet on February 12, 2021 (SEC File No. 005-49737).

September 19, 2022

Attention: Intentional misstatements or omissions of fact constitute federal violations (see 18 U.S.C. 1001).